Exhibit 1

Qualitative and Quantitative Information

i

In accordance with the guidelines governing its Risk Committee, CEMEX uses derivative financial instruments (“derivative instruments”) to modify the profile of risks related to movements in the interest rates and currency denominations of its debt, as a way of reducing financing cost; it also uses them to hedge: (i) net investments in foreign subsidiaries, and (ii) executive stock option programs.

The Financial Risk Administration Committee, made up of seven senior-level executives from the areas of the company involved, meets at least quarterly with the purpose of coordinating the strategy, execution and oversight of the risk coverage functions of CEMEX and its subsidiaries, and of aligning the foregoing with the goals defined by the Board of Directors.

A minimum quorum is required for proper functioning of the Committee. Decisions are adopted by majority vote, except for the following maters, where unanimity is required: Risk Policy proposal to be submitted to the Board of Directors; definition of global risk limits and selection of risk indicators.

The company has a written risk administration manual, as well as a host of specific controls to ensure efficient processes to authorize, negotiate value, document and register each derivative instrument making up the portfolio.

These controls are managed by different responsible parties, in accordance with fixed segregation of duties, and are evaluated at least annually by our internal and external auditors. There is a specific procedure to achieve and follow-through on remediation plans in the event deficiencies are detected.

Appointment of calculation agents is contractual by nature and in all instances falls upon the counterparty financial institutions.  Nevertheless, CEMEX has established a practice of periodically reviewing the valuation of its derivative instruments using the company’s institutional systems.

The market value of the company’s derivative instruments position is measured in real time.  Constant monitoring of thresholds is an integral part of the company’s internal controls.  In the event of margin calls, the company may post collateral in the form of stand-by letters of credit, marketable securities or cash; as a matter of procedure, the first option used is bank guarantees (stand-by letters of credit), followed by cash.

We rely on standardized “ISDA Master Agreements”, commonly used in international markets to document financial derivative transactions.

ii.

CEMEX records the reasonable estimated value of its derivative instruments either as assets or liabilities in its balance sheet, and records their changes for each period under the item “financial instruments results” of the income statement, except for changes in the reasonable value of specified derivative instruments that function as hedges against variations in the cash flow from assets or liabilities in the balance sheet and/or from projected operations, which are recorded as equity and are subsequently reclassified into the income statement insofar as the effects of the underlying instruments or operations have an impact on results.

The reasonable estimated value represents the amount for which a financial asset could be exchanged or a financial liability liquidated between willing and able parties in a free market transaction.  Sometimes, a reference market will exist that provides a reasonable estimated value; where there is none, the value is determined either by the net present value of the transaction’s projected cash flows or through mathematical models. The reasonable estimated values of derivative instruments determined by CEMEX and used for valuation, recognition and disclosure in its financial statements are supported by transaction confirmations received from the relevant financial counterparties.

iii.

Liquidity generated by CEMEX through internal and external sources is invested in overnight money market instruments, readily available to satisfy operating and financial requirements, including requirements relating to derivative instruments. As of September 30, 2008, our cash and marketable securities totaled US$1.390 billion.

In connection with external liquidity sources, the company has a number of available revolving lines of credit, in various currencies and with different financial institutions. In order to have as much cash on hand as possible, as of the end of the third quarter we had drawn upon almost the full amount of these external lines of credit.

In connection with internal liquidity sources, the company uses in-house banks to consolidate and manage the daily flows from operations and to satisfy funding requirements of the company’s business units around the world. After this daily sweep, available liquidity is reviewed along with specific needs to satisfy requirements under derivative instruments and to pay off debt maturities. Lastly, any remaining cash in in-house banks is invested in overnight money-market funds.

iv.

As of October 14, the estimated fair market value of our derivative instruments (excluding derivative instruments entered into by financial institutions with certain Special Purpose Entities (“SPEs”) created under our perpetual notes programs, because the only situation under our control where such SPVs could pay or receive any amounts under such derivative instruments would be if we were to decide to defer interest payments under the notes, which would be counter to our existing dividend policy, or under specified events of default) was a loss of US$711 million. Including derivatives entered into by financial institutions with certain SPEs created under various series of our perpetual notes, the loss as of such date was US$647 million.

The fair market value loss as of October 14 includes a loss of approximately US$366 million of mark-to-market related to the closing out of US$2,909 notional amount of foreign-exchange derivatives related to our net asset position in our foreign subsidiaries and has no further downside.

As of October 14, 2008, US$385 million was held as cash collateral by banks with respect to our estimated aggregate fair market value. Cash collateral amounts are recognized within cash and temporary investments when we have the election to release such amounts through the use of stand-by letters of credit. There is an additional US$70 million in cash collateral that has been posted as margin, but is not part of our cash on hand.

During the third quarter there were four margin calls totaling US$136 million.

v.

TABLE 1
Derivative Instruments Summary
Amounts in Thousands of Pesos as of September 30, 2008

Type of derivative, security or contract (1)	Purpose of hedge or other goals (e.g. negotiation)	Notional Amount or Value		Value of Underlying Asset / Reference Variable		Reasonable Estimated Value		Maturities per Year				Cash Collateral / Stand-by LOCs / Securities Collateral
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2008	2009	2010	2011 and later
Equity derivatives	Economic hedge	10,514,634	10,503,476	3,519,460	5,062,210	(3,241,755)	(625,693)	(2,218,903)	263,971	257,561	(1,544,384)	1,791,040
FX derivatives	Accounting hedge	38,408,020	40,495,650	38,408,020	38,198,550	(661,647)	555,073	(506,988)	(87,644)	(67,015)	0	0
FX derivatives	Economic hedge	57,493,740	57,835,869	39,566,600	39,930,630	1,727,374	3,123,852	337,099	637,000	51,684	701,592	0
Interest rate derivatives	Accounting hedge	4,372,000	4,372,000	4,372,000	4,124,000	(82,248)	(26,228)	0	0	0	(82,248)	0
Interest rate derivatives	Economic hedge	158,791,124	74,539,573	158,791,040	70,314,200	2,014,736	1,238,993	0	274,572	383,920	1,356,245	0
		269,579,518	187,746,569	244,657,120	157,629,590	(243,540)	4,265,997	(2,388,792)	1,087,897	626,150	431,204	1,791,040

Sensitivity Analysis

The methodology used was a sensitivity analysis through calculation of changes in the reasonable estimated value, based on percentage variations of each individual reference variable (holding all other reference variables fixed.)

i.

The sensitivity analysis used three different scenarios for each of the four main derivative instrument risk factors of the company as of September 30, which are identified as reference variables in the analysis.

As of September 30, the main risks which could result in losses for the company, categorized by type of derivative instrument were:

-	Equity derivatives:
o	Decline in CEMEX’s stock price
o	Decline in AXTEL’s stock price

-	Foreign-exchange derivatives:
o	Depreciation of the peso-dollar exchange rate; decline of US dollar interest rates
-	Interest rate derivatives
o	Decline of US dollar interest rates

ii.

The three scenarios analyzed were:

1.	Probable: 10% shock on each of the main risk factors
2.	Possible: 25% shock on each of the main risk factors
3.	Stress: 50% shock on each of the main risk factors

iii.

Cash flow impact was estimated based on margin call requirements for each scenario

As of September 30, 2008, the main risk factors relating to our derivative instruments were our exposure to depreciation of the Mexican peso relative to the US dollar and the decline in market value of our shares. During this fourth quarter of 2008, we undertook several measures to decrease by over 80% the exposure of our derivative instruments to depreciation of the Mexican peso. We think it is important to point out that the market value of our CPOs in the Mexican Stock Exchange has declined by over 40% from September 30 to December 15, 2008. The negative effect of this decline on our derivative instruments has already been covered through posted collateral on margin calls, and was discussed during our conference call for third-quarter results on October 16, 2008. We estimate that the risk scenarios discussed in this section do not give rise to material potential losses in the reasonable estimated value of our derivative instruments, considering our total net debt and cash flow generation.